☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number: 000-28414

For period ended: June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable.

PART I

REGISTRANT INFORMATION

Urologix, Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

14405 21st Ave N.

Address of Principal Executive Office

Minneapolis, MN 55447

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject Form 10-K will be filed on or before the 15th calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

For the reasons stated below, Urologix, Inc. (the “Company”) was unable to complete its Annual Report on Form 10-K for the year ended June 30, 2005 prior to September 13, 2005 without unreasonable effort or expense. The Company will file its Form 10-K on or before September 28, 2005.

The Company is unable to timely file its Form 10-K for the year ended June 30, 2005 because the Company requires additional time to review and resolve certain deferred tax matters related to its audited financial statements for the fiscal year ended June 30, 2005 and prior periods and to review the appropriate disclosure in its report on Form 10-K for the fiscal year ended June 30, 2005. Specifically, the Company is reviewing whether the deferred tax liability related to the Company’s goodwill and trademarks should have been considered as a liability related to an asset with an indefinite life which could not support the realization of a deferred tax asset with a finite life such as that related to a net operating loss.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Todd E. Paulson	(763)	475-1400

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

Description of anticipated change:

If the Company determines that it is required to reflect an adjustment in its deferred tax liability, the Company could be required to restate its audited financial statements for the fiscal years ended June 30, 2002, 2003 and 2004 and the interim periods ended September 30, 2004, December 31, 2004 and March 31, 2005 (the “Relevant Periods”) in order to reflect additional tax expense associated with the deferred tax liability related to goodwill and trademarks that arose in the Relevant Periods. Although the potential adjustment has no effect on cash from operating activities or net earnings before taxes, it could reduce net earnings by approximately $300,000 for each of the three fiscal years in the Relevant Periods and could reduce net earnings reported by the Company in its earnings release on August 17, 2005 for its fiscal year ended June 30, 2005 by approximately $300,000.

UROLOGIX, INC.

            (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 14, 2005	/s/ Todd E. Paulson
Todd E. Paulson
Its Chief Financial Officer

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